                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                              NEOMAGIC CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    640497103
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                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 March 27, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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-----------------------
CUSIP No. 640497103                   13D
-----------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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            NUMBER OF                7     SOLE VOTING POWER
              SHARES
           BENEFICIALLY                    2,791,000
             OWNED BY                -------------------------------------------
              EACH
            REPORTING                8     SHARED VOTING POWER
           PERSON WITH                     0

                                     -------------------------------------------

                                     9     SOLE DISPOSITIVE POWER

                                           2,791,000
                                     -------------------------------------------

                                     10    SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,791,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.3%

--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               OO

--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------
CUSIP No. 640497103                   13D
-----------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
              NUMBER OF                7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,791,000
              OWNED BY                 -----------------------------------------
                EACH
             REPORTING                 8       SHARED VOTING POWER
            PERSON WITH
                                               0
                                       -----------------------------------------
                                       9       SOLE DISPOSITIVE POWER

                                               2,791,000
                                       -----------------------------------------
                                       10      SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,791,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight") and Mr. David Einhorn, principal of Greenlight, relating to shares of common stock of NeoMagic Corporation, a Delaware corporation (the "Issuer").

                  Greenlight and Mr. Einhorn previously reported beneficial ownership of the shares of the Issuer on a Schedule 13G, the last amendment to such Schedule 13G being filed February 14, 2002. Greenlight and Mr. Einhorn may engage in discussions that may require the filing of a Schedule 13D and are thus filing this Schedule 13D.

                  This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to (i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for which Greenlight Capital, Inc., an affiliate of Greenlight which is also controlled by David Einhorn, acts as investment advisor.

ITEM 1.           SECURITY AND ISSUER

                  Securities acquired: Shares of Common Stock, par value $0.001 per share

                  Issuer:           NeoMagic Corporation
                                    3260 Jay Street
                                    Santa Clara, CA  95054


ITEM 2.           IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight") and (ii) Mr. David Einhorn, principal of Greenlight ("Einhorn").

                  (b) The business address of Greenlight and Einhorn is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

                  (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management.

                  (d) Neither Greenlight nor Einhorn have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither Greenlight nor Einhorn have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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

                  (f) Greenlight is a Delaware limited liability company. Mr. David Einhorn is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

                  As of March 27, 2003, Greenlight had invested (i) $1,094,237 through Greenlight Fund, (ii) $3,312,135 through Greenlight Qualified, and (iii) $4,175,880 through Greenlight Offshore. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  Greenlight and Mr. Einhorn (together, the "Reporting Persons") acquired shares of Common Stock for portfolio investment purposes, and except as described below, do not have any present plans or proposals that relate to the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons believe that there may exist unexploited opportunities to increase the value of the Common Stock. The Reporting Persons may seek representation on the board of directors of the Issuer and intend to work with the Issuer's management and board of directors regarding potential strategies to increase shareholder value, including through communicating to management their views regarding, among other items, the attractiveness of continuing research and development investment, share repurchases and capital allocations. The Reporting Persons may also contact other shareholders regarding potential strategies to increase shareholder value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of March 27, 2003, Greenlight and Mr. Einhorn beneficially own 2,791,000 shares of Common Stock of the Issuer, which represents 9.3% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,791,000 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 29,947,125 shares of Common Stock outstanding as of November 30, 2002, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2002.

                  (b) Greenlight and Mr. Einhorn, for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight or Mr. Einhorn is for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,791,000 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight and Mr. Einhorn disclaim all such beneficial ownership.

                  (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated March 27, 2003, between Greenlight and Mr. Einhorn.

                                     ANNEX A



         Transaction                     Buy/Sell                     Quantity                     Price per
             Date                                                     (shares)                     Share ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           02/04/03                         Buy                        20,200                          1.03
           02/04/03                        Sell                        20,200                          1.03

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2003


                                          GREENLIGHT CAPITAL, L.L.C.

                                          By: /S/ DAVID EINHORN
                                              ---------------------------------
                                              David Einhorn, Managing Member



                                          /S/ DAVID EINHORN
                                          -------------------------------------
                                          David Einhorn



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


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of NeoMagic Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 27, 2003.


                                     GREENLIGHT CAPITAL, L.L.C.

                                     By: /S/ DAVID EINHORN
                                         --------------------------------------
                                         David Einhorn, Managing Member



                                     /S/ DAVID EINHORN
                                     ------------------------------------------
                                     David Einhorn



                                   Page 9 of 9